Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

CHERRY TANKERS INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

16473P108

(CUSIP Number)

Carl M. Sherer, Esq.
15 Yad Harutzim Street, Suite 303
Jerusalem, Israel 93420
Tel No.: 1-617-997-0097
Facsimile No.: 1-617-997-0098

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16473P108

1	Name of Reporting Persons.

Rivka Benchaya
2	Check the Appropriate Box if member of a Group
(a) ☐
	(see instructions)	(b) ☐
3	SEC Use Only

4	Source of Funds (see instructions)

PF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Israel
7	Sole Voting Power

1,509,000
Number of	8	Shared Voting Power
Shares
Beneficially	-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With	1,509,000
10	Shared Dispositive Power

-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,509,000 shares of common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

11.01% of the issued and outstanding shares of common stock*
14	Type of Reporting Person (see instructions)

IN

* Based on 13,705,000 shares issued and outstanding as of February 7, 2008

Item 1. Security and Issuer

This statement relates to the common stock, $0.0001 par value, of Cherry Tankers Inc., a Delaware corporation (the “Issuer”). The principal offices of the issuer are located at 78 Sokolov Street, Herzeliya, Israel.

Item 2. Identity and Background

(a) Name; Rivka Benchay (the “Reporting Person”)

(b) Residence or business address; 97 Hanasi Street, Herzeliya, Israel.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case; None

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; None

(f) Citizenship. Israel

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person purchased 1,509,000 shares of the Issuer’s common stock for $150.90.

Item 4. Purpose of Transaction.

On April 15, 2007, the Reporting Person purchased 1,509,000 shares of the Issuer’s common stock for $150.90 for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) The Issuer has 13,705,000 issued and outstanding shares of common stock as of February 7, 2008. The Reporting Person owns 1,509,000 shares (representing 11.01%) of the issued and outstanding common stock of the Issuer

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past sixty days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 8, 2008

Signature	/s/ Rivka Benchaya
Rivka Benchaya